November 7, 2022

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Kate Beukenkamp
Donald Field

Re:	Nogin, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 17, 2022
File No. 333-267449

Ladies and Gentlemen:

On behalf of Nogin, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Form S-1”), filed on October 17, 2022. Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Form S-1 (the “Amended Form S-1”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated November 3, 2022, relating to the Form S-1. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Form S-1.

Amendment No. 1 to Registration Statement on Form S-1 filed October 17, 2022

General

1.

We note your response to comment 6 and reissue in part. Please revise your prospectus throughout to disclose the price that the holders of the PIPE Warrants paid for the warrants being registered for resale and highlight the difference in the current trading price and the price paid by the PIPE investors as compared to the price paid by public securityholders to acquire their shares or warrants. Additionally, we note your disclosure regarding the purchase price of the sponsor’s shares of common stock and potential profit they may earn based on the current trading price. Please revise to also quantify the aggregate potential profit based upon the current trading price and their original purchase price. In this regard, we note that you disclose the price difference between the two numbers but don’t actually quantify the sponsor’s aggregate profit in total dollar terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages ii and 6 of the Amended Form S-1. The Company also respectfully advises the Staff that the PIPE Warrants, which are not fungible with the Public

November 7, 2022

Warrants or the Private Placement Warrants and which are not listed on a stock exchange, were issued in connection with the purchase and sale of the Convertible Notes for no separate consideration. Therefore, there is no purchase price available to compare to the price paid by public securityholders.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7404. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Lynch
Ryan J. Lynch of LATHAM & WATKINS LLP

Enclosures

cc:	(via e-mail)
Ryan J. Maierson, Latham & Watkins LLP
John M. Greer, Latham & Watkins LLP
Jan-Christopher Nugent, Nogin, Inc.
Jonathan S. Huberman, Nogin, Inc.